UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 452-2333 / (646) 330 5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

September 2008 Up 2.3% Year over Year

Mexico City, October 6, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for September 2008 increased by 2.3% when compared to September 2007.

All figures in this announcement reflect comparisons between September 1 through September 30, 2007 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	September 2007	September 2008	% Change
Cancún	212,441	219,775	3.5
Cozumel	3,523	3,270	(7.2)
Huatulco	15,627	20,359	30.3
Mérida	81,771	84,158	2.9
Minatitlán	14,424	12,442	(13.7)
Oaxaca	35,926	39,548	10.1
Tapachula	16,330	16,573	1.5
Veracruz	74,832	67,835	(9.4)
Villahermosa	67,217	68,633	2.1
Total Domestic	522,091	532,593	2.0

International
Airport	September 2007	September 2008	% Change
Cancún	407,463	424,580	4.2
Cozumel	13,954	11,082	(20.6)
Huatulco	1,503	715	(52.4)
Mérida	6,382	5,230	(18.1)
Minatitlán	355	392	10.4
Oaxaca	2,896	2,525	(12.8)
Tapachula	184	249	35.3
Veracruz	5,491	5,427	(1.2)
Villahermosa	3,635	3,467	(4.6)
Total International	441,863	453,667	2.7

Total
Airport	September 2007	September 2008	% Change
Cancún	619,904	644,355	3.9
Cozumel	17,477	14,352	(17.9)
Huatulco	17,130	21,074	23.0
Mérida	88,153	89,388	1.4
Minatitlán	14,779	12,834	(13.2)
Oaxaca	38,822	42,073	8.4
Tapachula	16,514	16,822	1.9
Veracruz	80,323	73,262	(8.8)
Villahermosa	70,852	72,100	1.8
ASUR Total	963,954	986,260	2.3

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: October 6, 2008